

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 8, 2008

<u>via U.S. mail</u>

Paul A. Bragg
Chief Executive Officer
Vantage Energy Services, Inc.
777 Post Oak Blvd.
Houston, Texas 77056

> **Re: Vantage Energy Services, Inc.**
> **Schedule 14A**
> **Filed December 3, 2007**
> **File No. 001-33496**
>
> **Vantage Drilling Company**
> **Registration Statement on Forms F-4 and F-1**
> **Filed December 3, 2007**
> **File No. 333-147797**

Dear Mr. Bragg:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   Please file all omitted exhibits, including opinions of counsel, as soon as practicable. We will need sufficient time to review these materials and may have additional comments.

3.   In the amended filing, please fill in all blanks.

4.   The description of the transaction(s) to be considered and voted on by the Shareholders of the Company, as currently drafted is very confusing in so far as the actual transactions taking place, as well as the issues to be considered by the shareholders in voting on the transaction(s) contemplated by the Company is unclear and is not described and analyzed on a component basis. Therefore, the disclosure should be revised throughout the document to address, among other things, the following:

- To the extent that various transactions and/or events must take place prior to or subsequent to any other events and/or transactions, those factors should be set forth and specifically discussed.

- The fact that there appear to be several different transactions and not a single transaction being contemplated hereby needs to be described and discussed in a detailed fashion.

- The fact that there is both a separate share acquisition transaction, as well as a merger transaction, each with its own separate set of agreements and documentation, contemplated needs to be specifically described and discussed.

- A discussion as to why the Company has been included as a party to the Share Purchase Agreement when it does not appear as though the Company is either buying or selling assets or exchanging shares pursuant to this agreement should be included and thoroughly discussed, and

- A discussion as to why Vantage Drilling has been included as a party to the transactions, and the role and function(s) served by Vantage Drilling with respect to the structure of the transaction(s) should be discussed thoroughly.

5.   We note your disclosure in several places in the document where you note your right to adjourn the meeting in the event that there are not sufficient votes to approve the acquisition proposal in order to take actions to ensure or assist in obtaining passage of the acquisition proposal. In this context, please discuss and/or disclose, where appropriate:

- The actions and steps that you will undertake or will consider undertaking in order to obtain the sufficient vote to approve the acquisition proposal

- The extent to which these actions and/or undertakings were contemplated at the time of your IPO transaction, the level of disclosure concerning such actions and/or undertakings were discussed in the IPO registration statement, and the extent to which such disclosure should have been included in the IPO registration statement

- The extent to which such actions and/or undertakings might be viewed as occurring in the course of a distribution by the Company and therefore may be violative of applicable rules and regulations of the Commission, and

- The extent to which such actions and/or undertakings may be otherwise violative of applicable Federal securities laws, rules and regulations. We may have further comment.

6.   We note your disclosure in several places in the document disclosing and discussing the fact that with respect to the acquisition proposal, votes and proxy cards which are delivered but either abstain from voting on the acquisition proposal, are broker non-votes, or are otherwise viewed as having not reflected a vote on such proposal will not be counted which respect to the total number of votes cast with respect to the acquisition proposal, and as such, have the effect of making it easier to obtain a vote in favor of the acquisition transaction. In addition, the acquisition proposal, unlike any of the other proposals, requires only a majority of the shares voted which are shares having been issued in your IPO offering, as opposed to a majority of the issued and outstanding shares. The disclosure should be enhanced and/or added in all appropriate places to highlight these facts, as well as to compare the required vote provisions for the acquisition proposal as opposed to the other proposals, and to compare and contrast the requirements with respect to approval of the acquisition proposal to those generally required under Delaware law.

7.   We note that solicitations may be made in person. Please ensure your compliance

with Rule 14a-6(c).

8.   Please revise the disclosure throughout your filing to make clear that, in addition
to losing their conversion rights by returning their proxy cards without an
indication of how they desire to vote with respect to the acquisition proposal,
shareholders will lose the conversion rights if they vote "abstain" with respect to
the acquisition proposal or, if their shares are held in street name, do not provide
voting instructions to their brokers. In addition, please clarify the treatment of a
proxy card that has been submitted and signed, but without an indication of how
the shareholder would like to vote. For example, please indicate whether such
shares will be voted in favor of such proposal, and if not, whether the shareholder
would maintain his or her conversion right.

Questions and Answers About the Proposals, page 1

9.   Please make sure to identify Vantage Energy as the "Company" in the first
paragraph.

10.   When initially discussing and describing the "Contracts" which are involved in
the transaction, the disclosure should be clarified so that it is clear that the
Company is purchasing the rights and obligations with respect to the purchaser of
the oil field equipment being constructed pursuant to the contracts, and is not
acquiring the obligations to construct such equipment for another entity in
accordance with the terms of the contracts.

11.   Define the term "affiliate" as used in connection with the description of the
relationship between the Company and Vantage Drilling.

12.   On page 3, provide detailed discussion as to the "value creation" which results
from the status of the Jack –up Rigs as "construction in progress" as opposed to
completed projects.

13.   With respect to the second proposal, provide brief detail describing the general
nature of the provisions currently in the Company's certificate of incorporation
which are proposed to be deleted and why such proposal is being made.

14.   We note your statement that you anticipate funding the completion costs for the
jackup rigs through your bank facility, cash on hand and cash flow from
operations. Given the $77 million difference between the amount that you intend
to draw pursuant to your bank facility and your estimate of the completion costs,
please clarify the source of the cash on hand and how you will have cash flow
from operations before the rigs are completed.

15.   We note your disclosure with respect to the conversion rights and the provisions

put in place with respect to the exercise of such conversion rights. In an appropriate place in the document, describe:

- The reasons why all shares which are sought to be converted must be delivered three business days before the vote to be taken at the Special Meeting.

- What provisions have been put into place to allow for a change by a Shareholder of his/her/its vote and/or decision to convert after the three business-day deadline but before the commencement of the Special Meeting.

- The impact of a decision to adjourn the meeting due to an insufficient vote in favor of the acquisition proposal on the ability of shareholders to exercise conversion rights.

- Additional detail as to the "nominal cost" required of Shareholders in order to exercise their conversion rights under the DTC/DWAC, and

- Discussion as to the level of disclosure provided in your IPO registration statement regarding these provisions relating to the exercise of conversion rights.

16.   Provide the basis for your statement that no indemnification claims exist.

Summary of the Proxy Statement, page 12

17.   Define and describe the "affiliation" between TMT and F-3.

18.   Define and describe the "affiliation" between the Company and Vantage Drilling.

19.   Disclose the purpose and reasoning behind the inclusion of the Company as a party to the share purchase agreement which appears substantively to relate solely to the transactions relating to the acquisition of OGIL assets by Venture Drilling.

20.   In the Summary, and all other appropriate places, break down the overall transaction into the various specific transactions that must be consummated before the entire transaction can be consummated by the parties.

21.   Discuss and describe the process by which the contracts will be assigned to OGIL, including any timing considerations which must be must be met in order to consummating the overall transactions' purpose.

22. In an appropriate place, provide a breakdown of the value attributed to each of the various assets to be acquired by OGIL from F-3 and other related or affiliated parties.

23. Identify the party issuing the Promissory Note.

24. We note the disclosure that a portion ($8 Million) of the purchase price will be assigned to the price of the exercise of the option. Where will the $8 million be assigned in the event that the exercise of the option does not take place prior to the closing of the transaction.

25. Provide disclosure to discuss what the total consideration being paid and/or contract obligations assumed is for all the assets being transferred in the various transactions contemplated herein, and relate such valuation to the application of the 80% test required of the Company.

26. Discuss here, and all other appropriate places, whether the Company proposes to provide a tax opinion to address the applicable tax consequences of the various transactions contemplated hereby; and if not why such an opinion does not need to be provided. We may have further comment.

27. Describe in an appropriate place as to why the Company is borrowing money under the debt facility to consummate the acquisition of the OGIL assets when such assets are being acquired by Venture Drilling.

The Acquisition Proposal, page 12

The Acquisition, page 13

28. Please clarify here and throughout your filing that the cost of the acquisition includes $40 million in rig outfitting costs.

29. Please disclose whether you have an obligation to register for resale the shares of Vantage Drilling to be acquired by F3 Capital, and if so, the source of such obligation. In addition, please disclose whether you have an obligation to bear the costs of any supplement or amendment to the resale prospectus in the future.

Conditions to the Consummation of the Acquisition, page 17

30. Please update your disclosure to indicate those conditions that have been satisfied or waived.

Interests of the Company Directors and Officers in the Acquisition, page 22

31. Please clarify why you chose an "assumed" market price for the common stock and warrants, of $7.55 and $1.47, respectively, for the table. If these were the closing prices for such securities on November 20, 2007, please so state.

Market Price Information and Dividend Data for Vantage Securities, page 32

32. We note your statement that Vantage Energy Services estimates that it is obligated to issue a certain number of shares prior to the consummation of the acquisition. Please indicate on what basis Vantage Energy Services is obligated to issue such shares.

Risk Factors, page 33

33. We note that certain risks, rather than describe a risk associated with Vantage Drilling, the proposed acquisition or the exchange offering, describe the consequences of not completing the merger. The disclosure contained in those risk factors is not appropriate for inclusion in the Risk Factor section. Please relate the disclosure to a more appropriate area of the filing or eliminate the disclosure. We note the risk factor "Failure to consummate the acquisition could negatively impact the market price of our common stock" on page 35, and many of the risk factors set forth under the heading "Risks Related to the Company's Business and Status as a Blank Check Company."

34. In addition, please update your risk factors to reflect the proposed acquisition, or support any conclusion that such risks that are related to any proposed business combination, or failure to effect a business combination, are relevant in this context. For example, many of the risks under the heading "Risks Related to the Company's Business and Status as a Blank Check Company" do not reflect the fact that you are proposing a specific acquisition.

35. Throughout this section, rather than state that there is "no assurance" of a particular outcome, simply state the risk plainly and directly.

We may waive one or more conditions to the acquisition…, page 35

36. Please make the statement, if true, that you will act in compliance with relevant state laws and U.S. securities laws with respect to determining whether an amendment to the proxy statement and re-solicitation of the proxies is necessary.

Vantage Drilling's business involves numerous operating hazards…, page 39

37. In this risk factor and elsewhere in your filing, please clarify that Vantage Drilling

is not currently engaged in the business of contract drilling, and does not currently have any customers. For example, we note the reference to "our customers" under the caption "Excess productive capacity will lower future demand…" on page 43.

Our stock price could become volatile, which could limit stockholders' ability to sell their stock at a profit…, page 41

38.   Please clarify whether the term "our stock" in this risk factor refers to the stock of Vantage Energy or Vantage Drilling. If the former, please clarify how this risk is relevant in this context.

Proposal 1 – The Acquisition Proposal, page 75

Background of the Acquisition, page 76

39.   We note your disclosure that you initiated contact with approximately ten potential targets. Please expand your disclosure regarding why you chose not to pursue the other acquisition targets.

40.   Please disclose the nature of the "previous business dealings" between Nobu Su and Paul Bragg.

41.   Please provide support for your statement on page 81 that "[t]he Lender indicated a high level of confidence in the transactions contemplated by the parties…."

42.   In the discussion of the factors considered by the Company in considering potential targets, list all other material factors considered, disclose that the enumerated list includes all material factors considered, and delete any statements that indicate that there were other relevant factors not otherwise specified in the document, which were considered by the Board with respect to the consideration of targets.

43.   Identify the "Lender" mentioned in the discussion at page 80.

The Company's Reasons for the Acquisition and Recommendation of the Company's Board, page 83

The Risk that the Shipyard will not perform the Contracts, page 85

44.   Please provide support for your statement that PPL Shipyard is one of the largest and most respected shipyards in the world.

Fairness Opinion, page 85

45. In light of the fact that the Company is not the party making the $331 million purchase of OGIL, please disclose why a fairness opinion is being provided to the Company valuating the Venture Drilling-OGIL transaction.

Sources of Acquisition Financing, page 97

46. Describe the benefits to the Company of undertaking debt in order to finance the acquisition of OGIL when the Company is not acquiring the assets being acquired with such debt financing.

Independent Verification of Specifications, page 101

47. We note your disclosure that Forum will be providing you with a review of the jackup rigs and a status report on the associated contracts. Please update your disclosure with respect to any material information presented by Forum with respect to such review and status report.

The Drillship, page 104

48. Please provide support for your statement that Daewoo Shipbuilding & Marine Engineering is one of the world's premier shipbuilders.

Comparison of Cayman Islands Companies Law to Delaware Corporate Law

49. Please increase the font in each of the tables set forth in this section, as the information disclosed may otherwise be difficult for shareholders to read.

Proposal 3, The Second Amendment Proposal, page 137

50. Please disclose in this section the number of shares that are currently issued or reserved for issuance. In addition, please discuss the anti-takeover effect of increasing the number of authorized securities.

Proposal 5 - Director Proposal, page 146

51. We note your disclosure that a third nominee for Vantage Drilling has not yet been identified. Please update the disclosure in your filing regarding such director nominee, when identified.

52. Please disclose the five-year employment history for each director of Vantage Energy, without gaps, and indicate the principal business of each company in which such employment was carried on.

Executive Compensation, page 150

53.   Please provide the information required by Item 402 of Regulation S-K with respect to the compensation arrangements for Douglas Smith.

Certain Relationships and Related Party Transactions, page 152

54.   Please revise your filing to include the text intended to be included with respect to footnotes 2 and 3 to the table on page 153, or remove such footnotes. Similarly, in the table set forth on page 180, please indicate the text in the table to which footnotes 2 and 3 relate.

Information About the Contract Drilling Industry, page 159

Drilling Contracts, page 159

55.   We note your disclosure regarding the circumstances whereby drilling contracts may be terminated by the customer, or cancelable without cause, upon little or no prior notice. We also note your disclosure that you may be required to enter into contracts that provide for payment on a footage basis, or to enter into turnkey contracts. Please describe the related material risks in the "Risk Factors" section.

Business Outlook, page 161

56.   Please balance your discussion by providing a cross-reference to your disclosure set forth in the "Risk Factors" section.

Information About the Company, page 162

57.   Pursuant to Item 14 of Form F-4, please disclose the information require by Item 4(A)(3) of Form 20-F with respect to Vantage Drilling.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Vantage Energy Services, page 163

58.   Please combine the disclosure provided under the captions "Overview" and "Developments in Finding a Suitable Business Target" for the period ended June 30, 2007 with such disclosure provided for the period ended September 30, 2007.

Developments in Finding a Suitable Business Target, page 168

59.   We note your reference to the discussion of the proposed acquisition and related risks that are set forth in your other Exchange Act filings. Please confirm that all

such material information is set forth in this filing, and instead refer to the headings under which shareholders may find such information in this filing.

Liquidity and Natural Resources, page 164

60.   Please revise your disclosure to reflect the fact that you are proposing the acquisition of specific assets. For example, rather than discussing your intention to use the remaining net proceeds in the trust to acquire a target business, discuss in this section the source and use of funds to consummate the proposed acquisition, exercise the drillship option during the period provided under the option, and fund ongoing operations.

Directors and Management of Vantage Drilling Following the Acquisition, page 177

61.   Pursuant to Item 18(a)(7) of Form F-4, please provide the information required by Item 6 of Form 20-F with respect to the directors, management and employees of Vantage Drilling.

Beneficial Ownership of Securities, page 178

Beneficial Ownership following the Asset Acquisition, page 179

62.   You indicate in the table that F3 Capital will have beneficial ownership of 57.9% of the Vantage Drilling ordinary shares after consummation of the asset acquisition. Please reconcile this disclosure with disclosure provided elsewhere in your filing that F3 Capital will own 44% of the shares of Vantage Drilling after the acquisition.

Selling Shareholder, page 190

63.   If true, please clarify in this section that the shares to be offered by the selling shareholder are the ordinary shares of Vantage Drilling to be acquired by F3 Capital pursuant to the acquisition of the jackup rigs contracts and related transactions.

Registration Statement on Form F-1 and Form F-3

Item 21. Exhibits and Financial Statement Schedules, page II-1

64.   You state on page 194 that certain matters relating to Cayman Islands law will be passed upon by Males and Calder. Please file such opinion and related consent as exhibits to your filing, and include them in your exhibit index.

Item 22. Undertakings, page II-2

65.   Please provide all the undertakings in the form required by Item 22.

Signatures, page II-5

66.   Please provide the representation required by Form F-1 regarding your eligibility to use Form F-1.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Laura Nicholson at (202) 551-3584 or, in her absence, Michael Karney at (501) 413-9336 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Delaney
        K. Hiller
        M. Karney
        L. Nicholson

        via facsimile

        Chris Celano, Esq.
        (212) 370-7889